787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 13, 2013

Via EDGAR

Chad D. Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II – BlackRock Secured Credit Portfolio
File Nos. 333-142592 and 811-22061

Dear Mr. Eskildsen:

On behalf of BlackRock Funds II (the “Registrant”), we are submitting this letter in response to your comments provided to the undersigned on April 23, 2013 regarding the Registrant’s shareholder reports that have been filed on Form N-CSR and its registration statements that have been filed on Form N-1A with respect to the BlackRock Secured Credit Portfolio (the “Fund”).

For your convenience, your comments are presented in summary form below and are followed by the Registrant’s response.

Comment:	With respect to the Fund’s prospectus dated January 28, 2013 and annual report dated September 30, 2012, please explain why the values provided in the prospectus expense table for “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” differ from the values provided in the financial highlights under the line item “Total expenses after fees waived, reimbursed and paid indirectly” for each share class. For example, for Investor A Shares of the Fund, the prospectus expense table provides a net expense ratio of 0.98%, while in the financial highlights the net expense ratio is reported to be 1.10%. The staff notes that the prospectus expense table includes a footnote that states that other expenses have been restated to reflect current fees. Does this mean that the Fund does not expect to incur any interest expenses going forward? Given that the Fund, according to the financial highlights, incurred

New York     Washington, DC     Paris     London     Milan     Rome     Frankfurt     Brussels

June 13, 2013

0.15% in interest expenses for the year ended September 30, 2012, the staff would expect the net expense ratio to be about 0.15% higher than what was provided in the prospectus expense table.
Response:	As noted in a supplement to the Fund’s registration statement dated April 30, 2012, on April 10, 2012, the Board of Trustees (the “Board”) of the Registrant approved certain changes to the Fund. In particular, the Board approved a change in the name of the Fund from “BlackRock Multi-Sector Bond Portfolio” to “BlackRock Secured Credit Portfolio,” changes to the Fund’s investment objective, and certain changes to the Fund’s principal investment strategies. These changes became effective on July 2, 2012. As a result of these changes, the Fund no longer expects to make significant investments in borrowed bonds. The interest expenses reported in the Fund’s financial highlights for the year ended September 30, 2012 were primarily attributable to the Fund’s investments in these instruments when it had followed a different investment objective and investment strategies under the name “BlackRock Multi-Sector Bond Portfolio.” The Fund did not incur significant interest expenses after July 2, 2012 and is not expected to incur significant interest expenses going forward. Pursuant to Instruction 3(d) to Item 3 of Form N-1A, “other expenses” on the fee table in the Fund’s prospectus dated January 28, 2013 were restated to reflect the current fees, consistent with the Fund’s new investment objective and investment strategies, as if they had been in effect during the entire previous year.

* * * * * * * * * *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Please do not hesitate to contact me at (212) 728-8510 if you have any questions or comments, or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc:	Ben Archibald, Esq.
Ariana Cooper, Esq.
Maria Gattuso, Esq.